Stradley Ronon Stevens & Young, LLP 2005 Market Street, Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

February 18, 2021

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:  Ms. Ashley Vroman-Lee

Re:                             The UBS Funds (the “Trust” or “Registrant”)

File Nos. 033-47287; 811-06637

Dear Ms. Vroman-Lee:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment No. 148/149 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 17, 2020 pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (“1933 Act”) to register Class P2 shares of UBS Engage For Impact Fund (the “Fund”), a series of the Trust.  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.              Comment.                                      Funds that employ an impact investing strategy often have an investment objective to seek to generate positive measurable reportable social and environmental impact. Please consider adding such a goal to the Fund’s investment objective. If the Fund decides not to add such a goal to its investment objective, please explain why.

Response.                                         The Fund seeks to achieve its investment objective of seeking to maximize total return, consisting of capital appreciation and current income, through employing the Fund’s impact investing strategy, which involves assessing the ability of companies in which the Fund may invest to have a measurable impact on society and the environment. The Fund believes that its impact investment approach is appropriately disclosed in the Fund’s principal investment strategies as a means to achieve its investment objective, and the Fund’s current investment objective of seeking to maximize total return, consisting of capital appreciation and current income is an appropriate investment objective for the Fund. The Trust notes that the first sentence under “Principal strategies – Principal investments” provides the following, which illustrates how the Fund’s impact investing strategy relates to achieving its investment objective:

To achieve its investment objective, the Fund invests in or seeks exposure to companies based on various financial factors and fundamental sustainability factors such as environmental, social and governance performance along with assessing the current and potential ability of such companies to have a measurable impact on society and the environment.

The Trust further notes the existence of other impact investing funds that do not contain an investment objective specific to seeking to generate positive measurable reportable social and environmental impact.

2.              Comment.                                      Please clarify that the recoupment period begins three years from the date of any applicable waiver or reimbursement, versus three years following the period of such waiver of reimbursement.

Response.                                         The Trust respectfully declines to modify the referenced disclosure. The referenced disclosure is consistent with the Fund’s expense limitation agreement, which provides that the repayment shall be payable only to the extent it can be made “during the three years following the period” during which such fees were waived or expenses reimbursed. The Trust confirms it considers, together with its independent registered public accounting firm, applicable accounting standards for purposes of accruals and expense limitation agreements.

3.              Comment.                                      Please include acquired fund fees and expenses in the fee table, if applicable.

Response.                                         The Fund does not expect the fees and expenses for the current fiscal year incurred directly or indirectly by the Fund as a result of investment in shares of one or more acquired funds to exceed one basis point of average net assets of the Fund.

4.              Comment.                                      The Fund has the term “impact” in its name and should have an 80% policy of investing in impact companies.

Response.                                         The Trust respectfully declines to add an 80% policy of investing in impact companies, because such adjective is a strategy of the Fund, rather than a type of investment. The Trust notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the SEC Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “impact” in the Fund’s name refers to the Fund’s investment strategy, pursuant to which the Advisor employs its impact strategy. While the impact strategy is not included in the 80% policy, the Trust is cognizant that pursuant to Section 35(d) of the 1940 Act a fund’s name may not be materially deceptive or misleading and plans to use its impact strategy accordingly. The Trust notes that the Fund’s principal investment strategy discloses that the Advisor assesses the potential ability of companies to have a measurable impact on society and the environment and further explains how the Advisor seeks to increase impact through engagement with portfolio companies.  Therefore, the Fund believes that the Advisor’s assessment of a company’s impact on society and the environment and the Advisor’s engagement with portfolio companies is an impact investment strategy and that the Fund’s name is not materially misleading.  Further, the Trust notes that the Staff recently published a request for comments on Rule 35d-1, in which the Staff sought comments as to whether “the Names Rule [should] apply to terms such as ‘ESG’ or ‘sustainable’ that reflect certain qualitative characteristics of an investment.”(1) If the SEC amends Rule 35d-1 to specifically include impact as a term subject to the Names Rule, the Registrant will respond accordingly.

5.              Comment.                                      Under “Principal strategies - Management process,” please clarify what is meant by “meaningful” and “intentional” in the following disclosure:

The Advisor seeks to invest in companies that the Advisor believes are attractively valued, that integrate sustainability factors into the business model to build a competitive advantage, whose products and services can create meaningful, intentional, verifiable and measurable impact on society and the environment; and which have a clearly identified potential for additional positive impact that the Advisor intends to drive through engagement with the companies.

Response.                                         The Trust will revise the disclosure to add the following underlined disclosure:

The Advisor seeks to invest in companies that the Advisor believes are attractively valued, that integrate sustainability factors into the business model to build a competitive advantage, whose products and services can create meaningful, intentional, verifiable and measurable impact on society and the environment (e.g., products and services with a primary or intended focus on consequential impact); and which have a clearly identified potential for additional positive impact that the Advisor intends to drive through engagement with the companies.

6.              Comment.                                      Please disclose the method used for determining whether a security is considered an emerging markets security.

Response.                                         The Trust will add the following disclosure:

The Fund considers a country’s market to be an “emerging market” if it is defined as an emerging or developing economy by any of the International Bank for

(1)         See Request for Comment on Fund Names, Investment Company Act Release No. 33809 (March 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf.

Reconstruction and Development (i.e., the World Bank), the International Finance Corporation or the United Nations or its authorities. Additionally, the Fund, for purposes of its investments, may consider a country included in JP Morgan, MSCI, or FTSE emerging markets indices to be an emerging market country. The countries included in this definition will change over time.

7.              Comment.                                      Disclosure states that “[t]he Advisor’s Global Sustainable Equities team and the Sustainable Research staff will seek to increase impact at each portfolio company through engagement on both fronts through communication with company management and continuous monitoring of the company’s ESG impact.” Please provide the Fund’s definition of ESG, with an emphasis on impact investing.

Response.                                         A company’s “ESG impact” as referenced above refers to how a company may make an impact on environmental, social, and governance matters through their business model and practices, including, for example, through changes to their operations and supply chain.  The Trust notes disclosure under “Principal strategies — Management process” that explains a company’s ESG impact and respectfully declines to make further changes to such disclosure:

Companies have the potential to create additional impact through improving or optimizing the use of their products and services throughout society as well as indirectly through changes to their operations and supply chain.

8.                                Comment.                                      Please disclose how the Fund will approach relevant ESG/sustainability proxy issues for portfolio companies.

Response.                                         The Advisor has been delegated the responsibility to vote proxies on securities held by the Fund. The proxy voting policy of the Advisor is based on its belief that voting rights have economic value and should be treated accordingly and includes guidelines regarding corporate governance, environmental and social factors during the exercise of voting rights on behalf of the Advisor’s clients, such as the Fund. Underlying the Advisor’s voting and ESG guidelines are two fundamental objectives: (1) acting in the best financial interest of clients and enhancing the long-term value of their investments; and (2) promoting best practice in the boardroom and ensuring that investee companies are sustainable and successful.

Disclosure to this effect will be added to the Fund’s statement of additional information under “Proxy voting policies.”

9.              Comment.                                      Please disclose whether the Fund’s ESG criteria will be applied to all investments and whether ESG is an exclusive factor considered or one of several factors.

Response.                                         The Fund’s sustainability factors are applied to all equity stocks and the disclosure will be revised accordingly. Sustainability factors are one of several factors the Advisor considers in connection with securities selection. The Trust believes this is appropriately disclosed and notes disclosure stating that the Fund invests in or seeks exposures to companies based on various financial factors and fundamental sustainability factors. Further, the Trust notes disclosure under “Principal strategies - Management process” specifically listing various factors the Advisor may consider in selecting securities for investment.

10.       Comment.                                      With respect to “geographic concentration risk,” please disclose the country/ies, if known.

Response.                                         The Advisor, on behalf of the Fund, intends to diversify broadly among countries, but reserves the right to invest a substantial portion of the Fund’s assets in one or more countries if economic and business conditions warrant such investments. Accordingly, because the Fund does not have a policy to concentrate in any one specific country, the Fund believes its current formulation of “geographic concentration risk” is appropriate.

11.       Comment.                                      There is disclosure that states:

The positive screening process seeks to identify securities of companies that provide solutions to significant global challenges through the impact of their products and services, that are attractive based on their fundamental and valuation profile in addition to evaluating specific sustainability (ESG) factors as well as the ability of the Advisor to engage with the company’s management on impact related issues.

Please disclose the material factors that the Advisor is using.

Response.                                         The Fund will add the following additional disclosure about the sustainability factors with respect the positive screening process:

The Advisor uses an ESG Material Issues Framework to identify 3 to 5 of the most financially relevant factors, per sector, that can impact the investment thesis across different industry sectors. The universe of sustainability issues includes environmental factors such as global greenhouse gas emissions and wastewater management; social factors such as customer privacy and product safety; and governance factors such as critical and systemic risk management.

The Advisor uses a proprietary risk tool to combine scores and data points from a number of reputable external research providers together with the UBS internal ESG model to flag companies with elevated sustainability risks.  In addition, absolute ESG risks such as poor corporate governance and high ESG controversy levels are included in the Advisor’s risk tool.  Collectively, these inputs lead to an ESG Risk Signal which flags companies with high ESG risks.  Once outliers are identified, the Advisor conducts more in-depth analysis to assess the material impact of the ESG risks.

12.       Comment.                                      Please confirm that the portfolio managers listed in the summary section of the prospectus for the Fund are primarily and jointly responsible for day-to day management of the Fund.

Response. The portfolio managers listed in the summary section of the prospectus for the Fund are primarily and jointly responsible for day-to day management of the Fund.

Please do not hesitate to contact me at (212) 404-0654, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Jamie M. Gershkow
Jamie M. Gershkow

cc:                                Jana L. Cresswell

Keith A. Weller

Fund Secretary